January 13, 2012

Mara L. Ransom

Assistant Director

United Stated Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Re:	EDGAR Online, Inc.
Form 10-K for Fiscal Year Ended December 31, 2010
Filed March 14, 2011
Form 10-K/A for Fiscal Year Ended December 31, 2010
Filed May 2, 2011
File No. 001-32194

Dear Ms. Ransom:

This letter sets forth the response of EDGAR Online, Inc. (the “Company”) to the comment of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) to the above-referenced filings, which was transmitted to the Company by letter dated December 20, 2011. This response letter is being filed via EDGAR in accordance with the rules and regulations of the Commission.

Set forth below is the Staff’s comment, indicated in italics, together with the response thereto by the Company.

Executive Compensation, page 5

1.	We note that Messrs. Price and Chopin and Ms. Bourke each received bonuses earned in 2010, but paid in 2011. Please provide the material terms of the bonuses paid to each of these officers. Please refer to Item 402(o)(5) of Regulation S-K.

For the 2010 calendar year, no formal criteria were put in place for the determination of executive bonuses. The determination of the 2010 bonus amounts earned by Messrs. Price and Chopin and Ms. Bourke, and paid in 2011, was based on the interim CEO’s year-end recommendations to the Compensation Committee of the Company’s Board of Directors, which was in turn based on the CEO’s assessment of the performance of these individuals during 2010. In assessing Mr. Chopin and Ms. Bourke, the interim CEO conferred with Mr. Price. All recommended bonus amounts were approved by the Compensation Committee of the Company’s Board of Directors.

In future filings, the Company will consider the applicable disclosure requirements of Item 402, including Item 402(o)(5), in preparing its disclosure.

* * *

In connection with the Company’s response to the Staff’s comment, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration. If you have any further questions or comments, please address them to the undersigned at (301) 287-0364.

Sincerely,

EDGAR Online, Inc.

By:	/s/ David Price
David Price
Chief Financial Officer

cc:	Brigitte Lippmann, Esquire, United States Securities and Exchange Commission
Scott Anderegg, Esquire, United States Securities and Exchange Commission
Justin W. Chairman, Esquire, Morgan, Lewis & Bockius LLP